Exhibit 12
Murphy USA Inc. and Consolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges (unaudited)
(Thousands of dollars)

	Nine Months Ended	Years Ended December 31,
	September 30, 2018	2017	2016	2015	2014	2013
Income from continuing operations before income taxes	$173,400	$240,023	$352,031	$218,289	$339,347	$254,194
Distributions greater than equity in earnings of affiliates	—	—	—	—	—	—
Previously capitalized interest charged to earnings during the period	152	54	—	—	—	—
Interest and expense on indebtedness, excluding capitalized interest	41,339	50,428	40,041	33,531	36,646	14,608
Interest portion of rentals *	4,187	4,737	7,728	7,473	2,842	2,380
Earnings before provision for taxes and fixed charges	$219,078	295,242	399,800	259,293	378,835	271,182
Interest and expense on indebtedness, excluding capitalized interest	$41,339	$50,428	$40,041	$33,531	$36,646	$14,608
Capitalized interest	(1,728)	(3,768)	(337)	—	—	—
Interest portion of rentals*	4,187	4,737	7,728	7,473	2,842	2,380
Total fixed charges	$43,798	51,397	47,432	41,004	39,488	16,988
Ratio of earnings to fixed charges	5.0	5.7	8.4	6.3	9.6	16.0

*    Calculated as one-third of rentals.  Considered a reasonable approximation of interest factor.